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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                    Cellular Technical Services Company, Inc.
                  --------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    151167103
                                   -----------
                                 (CUSIP Number)

                             Edward R. Mandell, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 26, 2003
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 151167103                     13D                    Page 2 of 5 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Stephen Katz
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: PF


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       United States of America
--------------------------------------------------------------------------------
                 7.  Sole Voting Power

                                         164,244 (includes currently exercisable
Number of                                options to purhase 43,290 shares of
Shares Bene-                             common stock, 41,273 shares of common
ficially Owned                           stock held by a partnership that is
By Each                                  controlled by Mr. Katz, and 3,090
Reporting                                shares of common stock held by a trust
Person With                              for the benefit of his wife)

                 --------------------------------------------------------------
                 8.  Shared Voting Power
                 --------------------------------------------------------------
                 9.  Sole Dispositive Power

                                         164,244 (includes currently exercisable
                                         options to purhase 43,290 shares of
                                         common stock, 41,273 shares of common
                                         stock held by a partnership that is
                                         controlled by Mr. Katz, and 3,090
                                         shares of common stock held by a trust
                                         for the benefit of his wife)

                 --------------------------------------------------------------
                 10. Shared Dispositive Power


--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        164,244 (includes currently exercisable options to purhase 43,290 shares of common stock, 41,273 shares of common stock held by a partnership that is controlled by Mr. Katz, and 3,090 shares of common stock held by a trust for the benefit of his wife)

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        7.03%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No. 151167103                     13D                    Page 3 of 5 Pages

--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Cellular Technical Services Company, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 2815 Second Avenue, Suite 100, Seattle, Washington 98121.

ITEM 2.     IDENTITY AND BACKGROUND.

     (a) The name of the individual filing this statement is Stephen Katz.

     (b) Mr. Katz's business address is c/o Cellular Technical Services Company, Inc., 20 East Sunrise Highway, Valley Stream, NY 11581.

     (c) Mr. Katz's principal occupations are Chairman and Chief Executive Officer of the Company and engaging in personal investments.

     (d) Mr. Katz has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Katz has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Katz is a citizen of the United States of America.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Only personal funds were used by Mr. Katz to purchase the shares of Common Stock. Between June 14, 1999 and September 23, 2002, the Company granted Mr. Katz options to purchase 98,400 shares of the Common Stock, 43,290 of which are exercisable. Such options were granted to Mr. Katz in consideration of his services as the Chief Executive Officer of the Company.

ITEM 4.    PURPOSE OF TRANSACTION.

     Mr. Katz purchased the Common Stock for investment purposes only. Unless otherwise set forth herein, and excepting the activities of Mr. Katz on behalf of the Company in his official capacities as an officer and director, Mr. Katz has no plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company or disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company,
(f) any other material change in the Company's business or corporate structure,
(g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities

CUSIP No. 151167103                     13D                    Page 4 of 5 Pages

--------------------------------------------------------------------------------

association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) Amount beneficially owned: 164,244 shares of Common Stock, comprising 7.03% of the outstanding shares of Common Stock. This amount includes currently exercisable options to purchase 43,290 shares of common stock, 41,273 shares of common stock held by a partnership that is controlled by Mr. Katz and 3,090 shares of common stock held by a trust for the benefit of his wife.

     (b) Mr. Katz has the sole power to vote and dispose of the 164,244 shares of Common Stock beneficially owned.

     (c) Between March 24 and April 1, 2003, Mr. Katz purchased the number of shares of Common Stock indicated in the table below through open market purchases effected through a broker:

                          NUMBER OF SHARES OF
        DATE              COMMON STOCK PURCHASED          PRICE PER SHARE
        -------           ----------------------          ---------------
        3/24/03                   1,200                         $.64
        3/24/03                   5,500                         $.65
        3/24/03                     100                         $.66
        3/24/03                     100                         $.67
        3/24/03                     100                         $.68
        3/24/03                   2,800                         $.69
        3/24/03                   1,000                         $.70
        3/25/03                   1,400                         $.70
        3/25/03                   3,000                         $.72
        3/25/03                   4,800                         $.73
        3/25/03                     100                         $.74
        3/25/03                     200                         $.75
        3/26/03                     200                         $.76
        3/26/03                     100                         $.77
        3/26/03                     200                         $.78
        3/26/03                     100                         $.79
        3/26/03                   2,400                         $.80
        3/26/03                     200                         $.81
        3/26/03                     100                         $.82
        3/26/03                   6,300                         $.83
        3/26/03                   6,400                         $.84
        3/26/03                  27,000                         $.85
        4/01/03                   7,100                         $.70

     (d) None.

     (e) Not applicable.

CUSIP No. 151167103                     13D                    Page 5 of 5 Pages

--------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     None.





                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      April 3, 2003
                                        ----------------------------------------
                                                          Date

                                          /s/ Stephen Katz
                                        ----------------------------------------
                                                       Signature

                                                      Stephen Katz
                                        ----------------------------------------
                                                     (Name/Title)